[LAN letterhead]

April 3, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Susan Block
Attorney Advisor

Re:	Lan Airlines S.A.
Amendment No. 2 to Registration Statement on Form F-4
Filed March 12, 2012
File No. 333-177984

Dear Ms. Block:

This letter responds to the letter, dated March 26, 2012, from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) to Mr. Enrique Cueto Plaza, Chief Executive Officer of Lan Airlines S.A. (“LAN”), with respect to Amendment No. 2 to the registration statement on Form F-4 File No. 333-177984 (the “Form F-4”) filed on March 12, 2012 (“Amendment No. 2”). We have also attached a copy of Amendment No. 3 to the Form F-4 (the “Amended Form F-4”) which shows the changes we have made to Amendment No. 2 in response to the Staff’s comments. For your convenience, we have reproduced each of the Staff’s comments below and provided our responses below each comment. Unless otherwise indicated, all page references in our responses refer to the pages in the Amended Form F-4. Terms used in our responses that are defined in the Amended Form F-4 have the meanings assigned to such terms in the Amended Form F-4.

General

1.	We note your response to comment 5 in our letter dated February 28, 2012. In your response letter, tell us the nature of the information you are relying on to support your belief that there are no US persons other than QIBs who hold TAM shares in direct form. In addition, specifically describe how and when that information was gathered. Your response should explain your “rights under Brazilian law” referenced in your response to comment 5.

Susan Block

United States Securities and Exchange Commission

April 3, 2012

Response:

Brazilian law requires that the ultimate beneficial owners of shares in a Brazilian company listed on Bovespa be disclosed to the company’s share registrar, Bovespa and, in certain cases, CVM. As a result, LAN was able to obtain from the registrar of TAM’s shares, Itaú, a list of TAM’s shareholders as of February 29, 2012 which identified the ultimate beneficial owner of each TAM share, regardless of whether they held through custodians or other nominees, and the nationality of each such owner. Of the total of 4,707 TAM shareholders on this list (which does not include the owners of TAM ADSs), only 105 were US shareholders and all of them were institutional shareholders. Excluding the 46,438,127 (or 29.7%) of the outstanding TAM shares held by JPMorgan Chase Bank, N.A. in its capacity as the depositary of TAM’s ADR program, the US shareholders collectively held 7,847,751 (or approximately 5%) of the outstanding TAM shares.

LAN asked J.P. Morgan Securities to review the list of US institutional shareholders provided by Itau. Excluding JPMorgan Chase Bank in its capacity as the depositary of TAM’s ADR program, there were 104 institutional shareholders on this list. After completing its review, J.P. Morgan Securities informed LAN that of these 104 institutional shareholders:

•	Eight shareholders (who collectively held approximately 1.00% of the outstanding TAM shares) are listed in the “Dealogic, Current QIB report, March 2012” (the “QIB List”);

•	30 shareholders (who collectively held about 1.45% of the outstanding TAM shares) are entities related to institutional investors listed in the QIB list;

•	36 shareholders (who collectively held about 1.98% of the outstanding TAM shares) are institutional investors that have participated in past Rule 144A offerings available only to QIBs;

•

26 shareholders (who collectively held about 0.39% of the outstanding TAM shares) are city or state trusts, public or private retirement systems or plans, or life insurance companies, each of which typically has significantly more than US$100 million under management and, as a result, is reasonably likely to be a QIB; and

•	There was no available information with respect to the remaining four shareholders (who collectively held only 0.20% of the outstanding TAM shares).

Based on this review, LAN has concluded that substantially all of TAM’s US shareholders are QIBs and believes that there is a substantial and reasonable basis for this conclusion.

Liquidity and Capital Resources, page 68

2.	We note the working capital deficit (current assets minus current liabilities) for LAN of nearly US$979 million at December 31, 2011, but did not identify any discussion in this regard. Please expand your disclosure to discuss the factors that cause the working capital deficit, the impact of the deficit on your cash flows and liquidity and capital resources and how you manage the deficit.

Response:

LAN has revised the disclosure on pages 83-84 of the Amended Form F-4 as requested by the Staff.

Liquidity and Capital Resources, page 77

Cash flow from operating activities, page 78

3.	Refer to prior comment 12. Cash used in operations during fiscal year 2011 compared to fiscal year 2010 decreased by R$10.9 million. The factors you cite as causes of this aggregate to R$170.2 million of cash used, meaning operating cash flows of R$159.3 million were provided by other operating items. Please revise your disclosure to discuss the significant factors that provided cash flows in substantially arriving at the net change in cash used in operations between the two periods.

Response:

LAN has revised the disclosure on page 109 of the Amended Form F-4 as requested by the Staff.

Susan Block

United States Securities and Exchange Commission

April 3, 2012

4.	In addition, please include here and on page 68 a comparative discussion of each component of cash flows (i.e., operating, financing, and investing) between the two earliest periods presented in the statements of cash flows. For example, there is no discussion of cash flows between 2010 and 2009.

Response:

LAN has revised the disclosure on pages 83-85 and 111 of the Amended Form F-4 as requested by the Staff.

5.	It appears that Item 16 or Item 17(a), as appropriate, of Form F-4 requires inclusion of a table of contractual obligations for TAM. In this regard, we believe information in regard to TAM’s contractual obligations is useful to investors, as it appears that many of these obligations will continue to exist upon consummation of the merger. Please revise to include the table for contractual obligations for TAM or advise.

Response:

LAN has revised the disclosure on page 114 of the Amended Form F-4 as requested by the Staff.

Background of the Exchange Offer and Mergers, page 100

6.	Refer to your response to comment 42 in our initial letter and comment 15 in our letter dated February 28, 2012. We have also reviewed the information provided supplementally in response to comment 15, as well as the disclosure in the original and amended Form F-4s. From the disclosure in the Background section of the Form F-4s, we note that the negotiation of the exchange ratio was done initially through UBS and the exchange ratio was finalized before UBS was replaced by J.P. Morgan. Indeed, in your response to comment 16, you specifically state that LAN did not replace UBS because of any concerns about its ability to help the board select an appropriate exchange ratio. Given these facts, describe in your response letter the extent to which the parties relied on the UBS board discussion materials submitted supplementally in negotiating the exchange ratio. In this regard, the materials appear to present fairly detailed financial analyses, including comparative charts and valuation matrixes. We may have additional comments.

Response:

For the reasons described below, LAN did not rely upon UBS or its board discussion materials to any material extent in determining the exchange ratio. UBS did not recommend the exchange ratio or any range of exchange ratios to LAN. In addition, UBS was replaced as LAN’s financial advisor more than five months before the exchange ratio became legally binding on LAN and TAM.

Susan Block

United States Securities and Exchange Commission

April 3, 2012

During July 2010, UBS and BTG Pactual had several meetings at which the respective views of LAN and TAM were communicated with respect to the exchange ratio but the financial advisors did not engage in direct negotiations at these meetings. At a meeting on July 20, 2010, BTG Pactual proposed an exchange ratio of 0.94 of a LAN share for each TAM share. The UBS board discussion materials, dated July 28, 2010, that were submitted supplementally to the Staff compared this proposed exchange ratio to historical market exchange ratios and share prices and illustrated the mathematical impact of this proposed exchange ratio and a range of other hypothetical exchange ratios on valuation multiples, relative enterprise values and market capitalizations, synergy sharing and share accretion/dilution based on publicly available information.

In addition, LAN did not have any further communications with UBS about the exchange ratio or proposed combination after August 3, 2010 and the parties did not discuss the exchange ratio again until August 12, 2010. The parties wanted to reach agreement in principal on all other aspects of the transaction so they could evaluate the economic consequences of those matters before they tried to reach an agreement in principle on the exchange ratio.

Most importantly, because the Memorandum of Understanding signed on August 13, 2010 was not legally binding, it did not legally commit either party to the 0.90 exchange ratio. Instead, the parties were free to continue to review and discuss the exchange ratio during, and in the context of, due diligence and the negotiation of the definitive agreements. For this reason, LAN did not obtain an opinion from J.P. Morgan Securities with respect to the fairness, from a financial point of view, of the exchange ratio until January 18, 2011, more than five months after the definitive agreements had been finalized and just before they were signed. In determining to approve the exchange ratio and recommend the Transaction, LAN relied upon its own internal financial analyses and J.P. Morgan Securities’ opinion and financial analyses with respect to the exchange ratio.

Financial Forecasts, page 110

7.	We note your response to comment 17 in our February 28, 2012 letter. Please include disclosure in the appropriate part of the amended Form F-4 indicating that portions of the projections have been omitted because you do not believe they are material to investors for the reasons discussed. Alternatively, revise to include all projections in the revised disclosure document.

Response:

LAN has revised the disclosure on page 146 of the Amended Form F-4 as requested by the Staff.

Susan Block

United States Securities and Exchange Commission

April 3, 2012

8.	In regards to your response to our prior comment 17, we note that J.P. Morgan and BTG Pactual used certain after-tax unlevered free cash flow projections provided by LAN and TAM in their discounted cash flow analyses. We also note that the financial forecasts disclosed in this section for LAN and TAM, respectively, do not include such projections. Please revise to include the after-tax unlevered free cash flow projections.

Response:

We respectfully direct the Staff to page 130 and page 135 of Amendment No. 2, which stated that BTG Pactual prepared the after-tax levered free cash flow projections for each of LAN and TAM based on the BTG Projections and on the Updated Combined Projections. LAN has revised the disclosure on pages 154 and 159 of the Amended Form F-4 to clarify that neither LAN nor TAM provided any free cash flow projections to J.P. Morgan Securities. Instead, J.P. Morgan Securities derived the after-tax unlevered free cash flow projections for LAN and TAM that it used in its discounted cash flow analysis in connection with its fairness opinions by starting with certain components of the Initial Combined Projections and the Updated Combined Projections provided to it by LAN and TAM and then adjusting them and making certain assumptions using its professional judgment and expertise. Similarly, neither LAN nor TAM provided any free cash flow projections to BTG Pactual. BTG Pactual did not use any projections from LAN or TAM to create the BTG Projections it used for its discounted cash flow analysis in connection with the Initial BTG Opinion. BTG Pactual derived the after-tax levered free cash flow projections for LAN and TAM that it used in its discounted cash flow analysis in connection with the Updated BTG Opinion by starting with certain components of the Updated Combined Projections provided to it by LAN and TAM and then adjusting them and making certain assumptions using its professional judgment and expertise. The principle components of the projections provided by LAN and TAM that J.P. Morgan Securities and BTG Pactual used to create their free cash flow projections were total revenues and EBITDAR, which were already included in the projection disclosure in Amendment No. 2, and capital expenditures and depreciation, which have been added to the projection disclosure in the Amended Form F-4 on pages 148,149 and 169.

Chilean Tax Consequences, page 174

9.	Please revise to reflect that your discussion of Chilean tax consequences in this section represents counsel’s opinion rather than merely a discussion of material Chilean tax consequences. In this regard, we note that Exhibit 8.3 as provided by your Chilean counsel is now a short-form tax opinion. As such, the prospectus discussion must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel, and that disclosure must clearly identify and articulate the opinion being rendered.

Response:

LAN has revised the disclosure on page 209 of the Amended Form F-4 as requested by the Staff.

Susan Block

United States Securities and Exchange Commission

April 3, 2012

Exhibit 5.1

C.3. Opinions

10.	We note the third paragraph refers to “up to 77,001,806 authorized common shares (the ‘LAN Holdco II Merger Shares’)” to be issued to the shareholders of Holdco II at the closing. However, the registration statement fee table indicates that you are registering 56,880,148 shares of LAN common stock. Please revise the opinion to clarify the number of LAN registered shares that the opinion covers.

Response:

We have revised the opinion of Claro y. Cia so that it applies only to the LAN shares registered by the Form F-4. Accordingly, the number of LAN shares covered by the opinion will be the same number of LAN shares that appears in the registration statement fee table.

11.	In this regard, please also quantify in the opinion the amount of Holdco II shares that are being registered and are covered by this opinion.

Response:

The opinion has been revised to quantify the amount of Holdco II shares that are being registered and are covered by the opinion as requested by the Staff.

*        *        *

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

LAN AIRLINES S.A.

By: /s/ Enrique Cueto Plaza

Enrique Cueto Plaza

Chief Executive Officer

LAN Airlines S.A.

Susan Block

United States Securities and Exchange Commission

April 3, 2012

HOLDCO II S.A.

By: /s/ Enrique Cueto Plaza

Enrique Cueto Plaza

General Manager/Chief Executive Officer

Holdco II S.A.